April 5, 2019

Robert D. Kamphuis
Chairman, President & Chief Executive Officer
Mayville Engineering Company, Inc.
715 South Street
Mayville, WI 53050

       Re: Mayville Engineering Company, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 22, 2019
           CIK No. 1766368

Dear Mr. Kamphuis:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A Filed on March 22, 2019

Liquidity and Capital Resources
Operating Activities, page 48

1. Please provide a more robust discussion of the factors that impacted operating cash flows during each period. Please specifically address the impact of and reasons for changes in working capital items. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-
       8350.
Contractual Obligations, page 51

2. We note footnote (1) indicates you have excluded amounts which are or may become payable as interest. Please revise this table to include expected interest payments or
 Robert D. Kamphuis
FirstName LastNameRobert D. Kamphuis
Mayville Engineering Company, Inc.
Comapany NameMayville Engineering Company, Inc.
April 5, 2019
April 2 2019 Page 2
Page 5,
FirstName LastName
         explain why you believe exclusion is appropriate.
Critical Accounting Policies and Estimates
Goodwill, Other Intangibles and Long-Lived Assets, page 52

3. We note your disclosure that your annual impairment analysis did not indicate an impairment existed. Please identify the two reporting units which have goodwill balances. For the reporting units where the fair value was not substantially in excess of the carrying value, please revise your disclosures to identify the reporting unit, disclose the amount of goodwill allocated to the reporting unit, and disclose the percentage by which fair value exceeded carrying value. For the reporting units where fair value substantially exceeded carrying value, please disclose that fact. Notes to the Consolidated Financial Statements
Note 2 - Acquisition, page F-19

4. We note from your disclosure that you have allocated $44 million of the purchase price to customer relationships, and assigned a useful life of 12 years. Please explain to us how you estimated or determined the estimated useful life for this intangible asset. Also we note in many instances, customer relationships may dissipate at a more rapid rate in the earlier periods following a company's succession to these relationships, with the rate of attrition declining over time until relatively few customers or contracts remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, please tell us what consideration was given to using an accelerated method of amortization, rather than the straight-line method for purposes of amortizing your customer relationship intangibles to expense, as it appears that this may result in a more systematic allocation of the intangibles' cost to the periods benefited. Refer to ASC 350-30-35-3 and 35-6.
Note D   DMP Partial Period Adjustment, page F-59

5. We note that the pro forma income statement information for DMP includes the full year ended September 30, 2018. Please revise your footnote to include additional quantitative and narrative disclosures about gross profit, selling and marketing expenses, and operating income of the period excluded from this pro forma presentation to inform readers about the effects of unusual charges or adjustment in the omitted period. In this regard we note that the period October 1, 2018 through December 14, 2018 has been omitted.
Note E   Unaudited Pro Forma Financial Statement Adjustments, page F-59

6. Regarding adjustment (g), please explain why you are adjusting the income tax provision to include the impact on the earnings of Mayville. Please refer to Instruction 7 of Rule
         11-02(b) of Regulation S-X.
 Robert D. Kamphuis
Mayville Engineering Company, Inc.
April 5, 2019
Page 3

        You may contact Kevin Stertzel (Staff Accountant) at (202) 551-3723 or Mindy Hooker
(Staff Accountant) at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff Attorney) at (202) 551-
3345 or Jay Ingram (Legal Branch Chief) at (202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameRobert D. Kamphuis
                                                          Division of
Corporation Finance
Comapany NameMayville Engineering Company, Inc.
                                                          Office of
Manufacturing and
April 5, 2019 Page 3                                      Construction
FirstName LastName